# S.L. REED & COMPANY
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### For the Year Ended December 31, 2016

| | Common Stock | Additional Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| **BALANCE – January 1, 2016** | $ 5,000 | $ 197,850 | $ 48,130 | $ 250,980 |
| Net income | – | – | 132,898 | 132,898 |
| **BALANCE – December 31, 2016** | $ 5,000 | $ 197,850 | $ 181,028 | $ 383,878 |

*See accompanying financial statements.*